UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)
DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

All Hands Meeting April 21, 2008

Agenda Blue Coat Update Dave Next Steps Q&A All

What Was Announced? A definitive agreement for Blue Coat to acquire Packeteer Terms of the Transaction Tender offer of $7.10 per share Total Cash Consideration of $268 $188M of cash $ 80M in convertible notes from Francisco Partners and Elliott Associates Expected close is in Blue Coat's Fiscal Q109

Why did Blue Coat do this?

Their Rationale: The Next Big Thing WAN Optimization - the beginning of the Next Big Thing Next layer of intelligence above the router Infrastructure that sees, secures, controls, accelerates Applications Users Content A focus on Application performance management - not unlike our InSA vision

The Value: Packeteer Leverage Packeteer technology - ultimately integrated into the ProxySG Packeteer development talent Packeteer sales, support, SE, resources to extend competitive reach Packeteer partner relationships - 1400 partners worldwide Packeteer customers - over 10,000

The Fit: Common Background Founded in the late 90's Valley start-up Faced challenges - Cacheflow to Blue Coat Relatively same-sized company Focus on technology value-add - best of breed

What happens next? We will start planning the integration now Teams will be assembled from both companies By deal close we will have a master plan ready The transaction closes Subject to regulatory confirmation and tender success We must operate as two separate companies until successful close

What does this mean for you? There are 3 Possibilities for Packeteer and Blue Coat Employees Stay with Blue Coat With retention bonus after 6 months Your job will be eliminated after a transition assignment Severance package plus additional severance bonus on successful completion* Your job will be eliminated shortly after the close Be given a severance package* * Existing employment contracts or local regulatory practice will supersede if they specify a better benefit. We are combining the organizations and will strive to retain the appropriate talent from both organizations:

What does this mean for you? Special Severance Package for Packeteer employees - for those who are terminated due to the acquisition within 9 months of close (includes those jobs that are eliminated or those given a transition assignment) Minimum of 3 months base salary*, plus 90 day benefits continuation through COBRA where applicable Transition folks also receive an additional 1 week salary for each full month of the transition assignment, upon successful completion No volunteers will be accepted Special Retention Bonus for those who will stay with Blue Coat Two months of base salary if you are employed 6 months after close Note: Packeteer has also instituted a similar program from now until the close * Existing employment contracts or local regulatory practice will supersede if they specify a better benefit. For Quota carrying Sales employees, base pay = OTC

Next Steps Employee Q&A to be sent today Additional Q&A will be sent as needed; send your questions to questions@packeteer.com or drop them in the black box. Field sales calls today & tomorrow Blue Coat management to present tomorrow Integration meetings scheduled throughout the week Additional communication meetings to be scheduled All company related emails and communications relative to the acquisition need to be reviewed and approved by legal We'll continue to update you as information becomes available

Q & A

Thank you.